FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                DECEMBER                             2003
                                ----------------------------        -----------
Commission File Number          000-27096
                                ----------------------------        -----------

                                  AIR CANADA
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

 7373 COTE VERTU WEST, P.O. BOX 14000, SAINT-LAURENT, QUEBEC, CANADA H4Y 1H4
------------------------------------------------------------------------------
                                      (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                    Form 40-F   X
                     ----------------             ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No  X
              ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



  Document                                                            Page No.
  --------                                                            --------

      1.       News Release dated December 19, 2003 ("AIR CANADA          4
               CONFIRMS 90 AIRCRAFT ORDER FROM BOMBARDIER AND
               EMBRAER ")

      2        News Release dated December 22, 2003 ("AIR CANADA          7
               AND AMERICAN EXPRESS SIGN AGREEMENTS FOR NEW CARD
               PARTNERSHIP ")

      3        News Release dated December 22, 2003 ("AIR CANADA          9
               BOARD RECONFIRMS SELECTION OF TRINITY AS EQUITY PLAN
               SPONSOR")

                                                                   DOCUMENT 1

     AIR CANADA CONFIRMS 90 AIRCRAFT ORDER FROM BOMBARDIER AND EMBRAER

     MONTREAL, December 19, 2003 - Air Canada today announced it has reached agreements in principle to purchase 45 Bombardier and 45 Embraer aircraft as part of its previously announced North American fleet strategy. A decision on an additional 15 aircraft will be made following further negotiation. These manufacturers were chosen following an evaluation of aircraft types in the 50-, 70- and 100-seat categories from amongst the world's leading aircraft manufacturers.

     "Now that we have clarity in the completion of our equity process, pressing matters relating to Air Canada's restructuring should proceed without delay in the interests of all stakeholders. The small jet aircraft are fundamental to our emergence as a stronger, more cost effective airline. For this reason we are moving forward with this order now," said Robert Milton, President and Chief Executive Officer. "We are confident that our decision is in the best interests of our customers and economic stakeholders. For customers, these aircraft mean low cost, high frequency jet service to a wide selection of destinations in Canada and the United States. For Air Canada, they will provide the flexibility and cost-competitiveness to serve dozens of North American markets on a financially viable basis.

     "The choice of Bombardier and Embraer aircraft was made following a lengthy and rigorous evaluation during which we considered the feedback from all stakeholder groups including customers and employees. Air Canada was one of the original launch customers for the Canadair Regional Jet and today's announcement reflects our continued support of Canada's aerospace industry and its ability to meet our requirements for regional jet aircraft given the complexities of our business environment."

     Bombardier

     The Bombardier order consists of 15 firm 50-seat CRJ-200 and 30 firm 74-seat CRJ-705 aircraft. Aircraft deliveries are scheduled to begin in September 2004. The order also contemplates the potential for Air Canada to exercise options to acquire 45 additional aircraft.

     Air Canada will configure the CRJ-200 aircraft in a single Hospitality class of service with 50 all-leather seats, four seats abreast offering 31 inches of legroom. The Bombardier CRJ-200 aircraft has a cruising speed of 860 km/h and a range of up 3,700 kms with a total payload of 6,124 kgs.

     The CRJ-705 aircraft will be configured in two classes of service with nine seats in Executive Class featuring three abreast seating offering 38 inches of legroom, and 65 seats in Hospitality with four abreast seating offering 33 inches of legroom. Both cabins will feature all leather seating. The Bombardier CRJ-705 aircraft has a cruising speed of 827 km/h and a range of up to 3,816 kms with a total payload of 7,778 kgs including a cargo payload of 700 kgs.

     The Air Canada family of airlines is one of the world's largest operators of Canadian-built aircraft with 47 Dash 8-100s, 26 Dash 8-300s, 25 CRJ-100s and 10 CRJ-200s currently in service.


     Embraer

     The Embraer order consists of 45 firm 93-seat Embraer 190 aircraft. Deliveries are scheduled to begin in November 2005. The order also contemplates the potential for Air Canada to exercise options to acquire 45 additional aircraft.

     Air Canada will configure the Embraer 190 aircraft in two classes of service with 9 seats in Executive Class with three abreast seating offering 38 inches of legroom, and 84 seats in Hospitality with four abreast seating offering 33 inches of legroom. Both cabins will feature all leather seating and spacious overhead bins. The Embraer 190 aircraft has a cruising speed of 769 km/h and a range of up to 2,963 kms with a total payload of 9,800 kgs including a cargo payload of 1,100 kgs.

     Both purchase commitments are subject to a number of conditions including financing on satisfactory commercial terms, final documentation and obtaining requisite approvals, which may include those from Trinity Time Investments under the Court-approved Trinity Time Investment Agreement, GE Canada Finance Inc. in its capacity as DIP financing lender and the Court overseeing the company's restructuring under the Companies' Creditors Arrangement Act (CCAA).

     As previously announced, GECAS has also agreed in principle to provide a maximum of approximately USD $950 million to finance up to 43 regional aircraft, for which financing is expected to occur through a series of transactions. This regional aircraft financing is subject to, among other things, maintaining a specified credit rating following Air Canada's emergence from CCAA.

     As part of the labour restructuring negotiations last spring, an arbitration process was established to determine which pilot group, as between ACPA (for Air Canada) and ALPA (for Jazz) would operate any new aircraft in the small jet category. As a result of these orders, this process will commence shortly and the final aircraft manufacturer and model selection may vary depending upon the outcome of this process.

     This order follows an extensive evaluation of the candidate aircraft carried out by Air Canada with three of its Star Alliance partners sharing a common view to reduce costs through standardization and leveraging joint purchasing power.

                                - 30 -
     CONTACTS:      Isabelle Arthur (Montreal)                 (514) 422-5788
                    Laura Cooke (Toronto)                      (416) 263-5576
                    ANGELA MAH (VANCOUVER)                     (604) 270-5741
     ------------------------------------------------------------------------
     INTERNET:      aircanada.com

                                                                   DOCUMENT 2

     AIR CANADA AND AMERICAN EXPRESS SIGN AGREEMENTS FOR NEW CARD PARTNERSHIP MONTREAL/TORONTO, December 22, 2003 - Air Canada and Amex Bank of Canada today announced that they have signed final agreements for their co-branded charge card and Membership Rewards partnership after receiving approval on December 10th from the court overseeing Air Canada's restructuring proceedings.

     Aeroplan will become a partner in American Express's Membership Rewards points programs and Amex will issue co-branded consumer and corporate charge cards early in 2004, subject to customary closing conditions being met.

     American Express will provide Air Canada with an $80 million cash advance, repaid as Aeroplan Miles are purchased. In addition, American Express committed to provide on-going marketing support throughout the term of the contract.

     "Partnering with Amex represents another critical step in the expansion of Aeroplan," said Rupert Duchesne, President and Chief Executive Officer of Aeroplan. "It will also allow Aeroplan to significantly grow its business in Canada and in key international markets. We look forward to introducing, together with our new partner, exciting products that will offer our members additional ways to quickly accumulate valuable Aeroplan Miles."

     In addition to partnering in Amex's Canadian Membership Rewards program, Aeroplan will join American Express's U.S. Membership Rewards points program. Aeroplan also has the opportunity to participate in Membership Rewards programs in other markets, subject to agreement on final terms.

     "Today's announcement is such great news," said Beth Horowitz, President and CEO, Amex Bank of Canada. "This partnership is an ideal fit for our brands and our customers, and we look forward to working with Air Canada and Aeroplan to build our mutual businesses over the long-term." She adds, "Partnering with Air Canada and Aeroplan means we'll have one of the best and broadest choices of products in the Canadian marketplace."

     American Express in Canada operates as Amex Bank of Canada and Amex Canada Inc. Both are wholly owned subsidiaries of the New York based American Express Travel Related Services Company, Inc., the largest operating unit of the American Express Company. Amex Bank of Canada is the issuer of American Express Cards in Canada. Amex Canada Inc. operates the Corporate Travel, Consulting, Travel Services Network and Travellers Cheque divisions in Canada.

     Aeroplan, a wholly-owned subsidiary of Air Canada, is known as one of the most rewarding loyalty programs in the industry. Aeroplan has been voted the world's Best Frequent Flyer Program for the second consecutive year at the 2003 OAG (Official Airline Guide) Airline of the Year Awards in April 2003.
                                     -30-

     CONTACTS:
     Aeroplan               Michele Meier                   (514) 205-7028
     American Express       David Barnes                    (905) 474-8012

                                                                   DOCUMENT 3

AIR CANADA BOARD RECONFIRMS SELECTION OF TRINITY AS EQUITY PLAN SPONSOR

    MONTREAL, Dec. 22 /CNW Telbec/ - Air Canada provides the following update on the airline's restructuring under the Companies' Creditors Arrangement Act:

    The Air Canada Board of Directors met Sunday afternoon, December 21, 2003, to consider the improved offer from Trinity Time Investments received late Friday evening as well as the court sanctioned final Cerberus offer submitted on December 10. The Board received the advice of the Seabury Group and Merrill Lynch as well as independent legal counsel. Following its deliberations, the Board reconfirmed its selection of Trinity Time Investments as the company's equity plan sponsor. As directed by the court, a report on the Board's decision will be issued On December 22, 2003.

                              SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         AIR CANADA
                                               ------------------------------
                                                        (Registrant)



Date:          December 22, 2003               By: /s/ John Baker
               -------------------------           ---------------------------
                                                           (Signature)
                                                   John Baker
                                                   Senior Vice-President
                                                   and General Counsel